VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

GALIANO GOLD INC.
(the "Company")

The Company reports that the following matters were voted upon and passed by the shareholders of the Company at the annual general meeting of the Company held on June 12, 2025 (the "Meeting").  Attendance at the Meeting were nil shares represented and voted in person and 199,892,860 shares represented and voted by proxy for a total of 199,892,860 voting shares represented at the Meeting, being 77.62% of the outstanding shares.  Voting results on the resolutions were as follows:

1. The number of directors was fixed at eight. Of the shares voted, 198,550,630 represented votes For (99.33%) and 1,342,228 represented votes Against (0.67%).

2. The following directors were elected, with the following voting results for each nominee:

DIRECTOR	VOTES FOR	% FOR	VOTES WITHHELD	% WITHHELD
Paul N. Wright	186,342,030	99.80	377,923	0.20
Judith Mosely	186,425,162	99.84	294,791	0.16
Dawn Moss	186,381,671	99.82	338,282	0.18
Greg Martin	186,483,286	99.87	236,668	0.13
Matt Badylak	186,462,436	99.86	257,517	0.14
Moira Smith	186,422,315	99.84	297,639	0.16
Navin Dyal	186,409,508	99.83	310,446	0.17
Lauren Roberts	186,423,176	99.84	296,777	0.16

3. Ernst & Young LLP ("EY LLP"), Chartered Accountants, were reappointed auditor of the Company for the ensuing year and the directors were authorized to fix the remuneration paid to EY LLP.  Of the shares voted, 199,117,724 represented votes For (99.61%) and 775,135 represented votes Withheld (0.39%).

4. A non-binding advisory resolution was approved, accepting the Company's approach to executive compensation. Of the shares voted, 185,882,177 represented votes For (99.55%) and 837,778 represented votes Against (0.45%).

There were 13,172,906 non-votes recorded (but not voted) on the resolutions to appoint Messrs. Martin, Smith and Dyal; 13,172,907 on the resolutions to appoint the remaining directors; the resolution to fix the number of directors had 2 non-votes; the resolution for the appointment of auditors had 1 non-vote; and the resolution for the advisory vote on executive compensation had 13,172,905 non-votes. Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.